ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

September 9, 2016

Enerplus to Present at Peters & Co. Limited 2016 Energy Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX and NYSE: ERF) is pleased to advise that Ian C. Dundas, President & Chief Executive Officer, will be presenting at the Peters & Co. Limited 2016 Energy Conference in Toronto on September 13, 2016 at 4:40 PM ET (2:40 PM MT). Investors are invited to listen to a live webcast of the presentation at:

https://cc.talkpoint.com/pecl001/091316a_ae/?entity=23_33PT32I

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. A copy of the presentation will be made available prior to the event on our website at http://investors.enerplus.com/webcasts-and-podcasts.

About Us
Enerplus is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on delivering profitable growth and income to its shareholders.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation